UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2015

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Notice of Change of CEO

1. Details of Change	Before the Change	Ha, Sung-Min
	After the Change	Jang, Dong-Hyun

2. Reasons for Change		Approval of Jang Dong-Hyun as executive director at the 31st Annual General Meeting of Shareholders

3. Date of Change		March 20, 2015

4. Other references useful for making investment decisions		Date of change is the date of the AGM

[Profile of the Newly Appointed CEO]

Name	Relationship with the Largest Shareholder		Profile

		☐	Education

		-	Master in Industrial Engineering, Seoul National University

		-	Bachelor in Industrial Engineering, Seoul National University

Jang, Dong-Hyun	None	☐	Career

		-	CEO of SK Telecom (Current)

		-	COO of SK Planet (2013 – 2014)

		-	CMO of SK Telecom (2011 – 2013)

		-	CFO and Executive Vice President of the Strategy and Planning Division of SK Telecom (2010 – 2011)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: March 23, 2015

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